Exhibit 1

ASX	Level 18, 275 Kent Street Sydney, NSW, 2000

Release

15 July 2020

Westpac announces date of third quarter 2020 update

Given the current economic environment, Westpac expects to provide an update to the market on Tuesday 18 August 2020. This update will include a discussion of financial performance and the continued impact of COVID-19 and will be accompanied by Westpac’s June 2020 Pillar 3 release.

An announcement is expected to be lodged with the ASX on the morning of 18 August 2020.

Westpac’s 2020 Financial Calendar has been updated and can be found at https://www.westpac.com.au/about-westpac/investor-centre/

For further information:

David Lording	Andrew Bowden
Group Head of Media Relations	Head of Investor Relations
0419 683 411	0438 284 863

This document has been authorised for release by Tim Hartin, General Manager & Company Secretary.